UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2006

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

30 October 2006
To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Limited
	London Stock Exchange		Deutsche Bank UBS Zurich

Final Notification of Interests of Directors and Connected Persons

(Australian Stock Exchange Listing Rules Appendix 3Z)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, of all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules and Disclosure Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This final notification is filed in accordance with the ASX Listing Rules which requires the following information concerning a director to be reported on retirement from that office.

We (the entities) advise the following information under ASX Listing Rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.
Name of director	Mr M Salamon
Date of last notice	5 September 2006
Date of cessation as a director	26 October 2006

Part 1 - Director's relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest; and
  the relevant interests of Connected Persons of the director.
Name of holder and nature of interest	Number and class of securities
Mr M Salamon	21,849 ordinary fully paid shares of US$0.50 each of BHP Billiton Plc
Gardenview Nominees (Pty) Ltd	189,542 ordinary fully paid shares of US$0.50 each of BHP Billiton Plc
KB (CI) Nominees Ltd	1,223,295 ordinary fully paid shares of US$0.50 each of BHP Billiton Plc

Part 2 - Director's interests in contracts other than as described in Part 3
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest relates	-

Part 3 - Director's interests in options or other rights granted by the entities
Date of grant	3 December 2004 5 December 2005
Period during which or date on which exercisable	August 2009 - August 2014 August 2010 - August 2015
Total amount paid (if any) for the grant	Nil
Description of securities involved: class; number	Ordinary fully paid shares of US$0.50 each of BHP Billiton Plc under the BHP Billiton Long Term Incentive Plan ("LTIP")
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Not applicable. Zero priced options.
Total number of securities over which options or other rights held at the date of this notice	200,000 Performance Shares issued under the 2004 and 2005 LTIPs.
Any additional information

(1) The 200,000 Performance Shares were pro-rated down from 600,000 Performance Shares granted under the LTIPs based on time employed during the life of the plans.

(2) Performance Shares will be exercisable subject to achievement of LTIP performance hurdles and released at the original vesting date.

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr R Mallett - BHP Billiton Limited Mrs I Watson - BHP Billiton Plc BHP Billiton Plc
Contact details	Mr R Mallett Tel: +61 3 9609 3324 Fax: +61 3 9609 4372 Mrs I Watson Tel: + 44 20 7802 4176 Fax: + 44 20 7802 3176

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 30 October 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary